UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

EXCO Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269279402

(CUSIP Number)

Drew A. (Sandy) Campbell

BP Capital LP

8117 Preston Road, Suite 260W

Dallas, Texas 75225

(214) 265-4165

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269279402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BP EXCO Holdings II LP 20-3547756

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO(1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 269279402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BP EXCO Holdings GP, LLC 20-3531870

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO(2)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 269279402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas Boone Pickens, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO(3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,454,833(4)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 12,454,833(4)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,454,833(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.9%(5)

14.	Type of Reporting Person (See Instructions) IN

(1)   BP EXCO Holdings II LP acquired 12,804,833 shares of EXCO Resources, Inc. on February 14, 2006 in exchange for an equal number of shares of EXCO Holdings Inc., the parent of EXCO Resources, Inc., when EXCO Holdings Inc. was merged with and into EXCO Resources, Inc. On June 22, 2007, BP EXCO Holdings II LP transferred all of its shares of Common Stock to Mr. Pickens. Immediately following such transfer, Mr. Pickens sold 375,000 shares of common stock of EXCO Resources, Inc. in the open market.

(2)   BP EXCO Holdings GP, LLC is the general partner of BP EXCO Holdings II LP.  See footnote (1).

(3)   Mr. Pickens is the sole member of BP EXCO Holdings GP, LLC, the general partner of BP EXCO Holdings II LP.  Mr. Pickens is also the sole limited partner of BP EXCO Holdings II LP.  See footnotes (1) and (2).

(4)   Includes (i) 12,429,833 shares previously held by BP EXCO Holdings II LP and transferred to Mr. Pickens on June 22, 2007 and (ii) currently exercisable options to purchase 25,000 shares of common stock held by Mr. Pickens.

(5)   Based upon 104,308,965 shares of common stock outstanding reported in the EXCO Resources, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2007.

This Amendment No. 3 (“Amendment”) amends the Schedule 13D filed by BP EXCO Holdings II LP, BP EXCO Holdings LP, BP EXCO Holdings GP, LLC and Thomas Boone Pickens, Jr. on February 21, 2006, as amended by Amendment No. 1 thereto filed on March 10, 2006 and Amendment No. 2 thereto filed on June 19, 2007 (collectively, the “Schedule 13D”), to report (i) the transfer from BP EXCO Holdings II LP to Mr. Boone Pickens of 12,804,833 shares of common stock of EXCO Resources, Inc. on June 22, 2007 and (ii) the subsequent open market sale of 375,000 shares of common stock of EXCO Resources, Inc. by Mr. Pickens on June 22, 2007. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Information in the Schedule 13D remains in effect except to the extent that it is amended by the information contained in this Amendment.

Item 2.	Identity and Background
(a) Names BP EXCO Holdings II LP BP EXCO Holdings GP, LLC Thomas Boone Pickens, Jr.
(b) The principal business address of the Filing Persons is 8117 Preston Road, Suite 260W, Dallas, Texas 75225.

(c)    The principal business of the Filing Persons is investing in securities of companies engaged in the energy and natural resources industries.  Mr. Pickens is principally employed as the chairman and chief executive officer of BP Capital LP and Mesa Water, Inc.  BP Capital LP or affiliates is the general partner and an investment advisor of private funds investing in energy commodities (BP Capital Energy Fund) and publicly-traded energy equities (BP Capital Equity Fund and its offshore counterpart).  Mesa Water, Inc. is engaged in the marketing of ground water. The principal business address of both entities is 8117 Preston Road, Suite 260W, Dallas, Texas 75225.

(d)    and (e) During the past five years, none of the foregoing entities or natural persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) Each of the entities named above is a citizen of Texas. Each of the natural persons named above is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

BP EXCO Holdings II LP acquired 12,804,833 shares of Common Stock on February 14, 2006 in exchange for an equal number of shares of EXCO Holdings Inc., the parent of the Issuer, when EXCO Holdings Inc. was merged with and into the Issuer.  Mr. Pickens is deemed the beneficial owner of 25,000 shares of Common Stock subject to currently exercisable options granted to him as compensation for his service as a director of the Issuer and, formerly, EXCO Holdings Inc. On June 22, 2007, BP EXCO Holdings II LP transferred all of its shares of Common Stock to Mr. Pickens.  Immediately following such transfer, Mr. Pickens sold 375,000 shares of Common Stock in the open market.

Item 5.	Interest in Securities of the Issuer

(a)          As of June 22, 2007, the Filing Persons were beneficial owners of the following shares of Common Stock (percentages are based upon information contained in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2007):

Filing Person	No. Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
BP EXCO Holdings II LP	0	0%
BP EXCO Holdings GP, LLC	0	0%
Thomas Boone Pickens, Jr.	12,454,833	11.9%

(b)           As of June 22, 2007, the Filing Persons possessed voting power over the following shares of Common Stock:

BP EXCO Holdings II LP
Sole power to vote or to direct the vote:	0 shares of Common Stock

Shared power to vote or to direct the vote:	0 shares of Common Stock

Sole power to dispose or to direct the	0 shares of Common Stock
disposition

Shared power to dispose or to direct the disposition	0 shares of Common Stock

BP EXCO Holdings GP, LLC
Sole power to vote or to direct the vote:	0 shares of Common Stock

Shared power to vote or to direct the vote:	0 shares of Common Stock

Sole power to dispose or to direct the	0 shares of Common Stock
disposition

Shared power to dispose or to direct the disposition	0 shares of Common Stock

Thomas Boone Pickens, Jr.
Sole power to vote or to direct the vote:	12,454,833 shares of Common Stock

Shared power to vote or to direct the vote:	0 shares of Common Stock

Sole power to dispose or to direct the disposition	12,454,833 shares of Common Stock

Shared power to dispose or to direct the disposition	0 shares of Common Stock

(c)           During the past sixty days, the only transactions in the Common Stock effected by any of the Filing Persons were the following:

On June 22, 2007, BP EXCO Holdings II LP transferred 12,804,833 shares of Common Stock to Mr. Pickens. Immediately following such transfer, Mr. Pickens sold an aggregate of 375,000 shares of Common Stock in the open market pursuant to the following series of trades:

Shares	Sales Price

200	$18.79
300	$18.83
400	$18.78
100	$18.73
1300	$18.71

700	$18.72
300	$18.74
3600	$18.70
500	$18.75
400	$18.76
10200	$18.99
9100	$18.95
2200	$19.02
9100	$18.97
6400	$19.01
13600	$18.98
140600	$19.00
1800	$18.96
700	$18.84
15700	$18.94
4600	$18.93
7200	$18.92
11900	$18.91
68903	$18.90
1900	$18.89
3000	$18.87
4800	$18.86
1897	$18.88
22200	$18.85
700	$18.81
30700	$18.80

On June 15, 2007, BP EXCO Holdings LP, a former Filing Person and an affiliate of Mr. Pickens, sold an aggregate of 388,889 shares of Common Stock in the open market pursuant to the following series of trades:

Shares	Sales Price

7,300	$19.35
2,800	$19.34
3,200	$19.40
1,300	$19.39
3,200	$19.36
7,400	$19.33
2,200	$19.32
7,800	$19.31
500	$19.29
8,200	$19.30
1,300	$19.13
5,600	$19.0675
2,300	$19.105
900	$19.19
12,600	$19.09
42,436	$19.08
52,400	$19.07
50,100	$19.06
118,664	$19.05
8,600	$19.12

15,800	$19.10
7,589	$19.11
12,200	$19.15
1,900	$19.16
1,100	$19.17
200	$19.22
1,400	$19.26
400	$19.28
2,200	$19.21
200	$19.24
700	$19.25
900	$19.27
5,500	$19.20

On June 7, 2007, Madeleine Pickens, Mr. Pickens’s spouse, sold an aggregate of 133,400 shares of Common Stock, which were previously reported in the Schedule 13D as beneficially owned by Mr. Pickens, in the open market pursuant to the following trades:

Shares	Sales Price

132,600	$17.70
800	$17.71

(d)           Not applicable.

(e)           On June 15, 2007, BP EXCO Holdings LP ceased to be the beneficial owner of any shares of Common Stock. On June 22, 2007 BP EXCO Holdings II LP ceased to be the beneficial owner of any shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The 12,429,833 shares of Common Stock held by Mr. Pickens are subject to a registration rights agreement, the terms of which are summarized below:

Overview.    All of the shares of Common Stock that were issued in exchange for shares of EXCO Holdings Inc. when EXCO Holdings Inc. was merged with and into the Issuer on February 14, 2006 (50,000,000 shares total) are subject to the First Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”). On June 22, 2007, BP EXCO Holdings II LP transferred all of its 12,804,833 shares of Common Stock to Mr. Pickens. In connection with such transfer, Mr. Pickens became a party to the Registration Rights Agreement by entering into that certain Joinder Agreement to the Registration Rights Agreement dated June 22, 2007. The Registration Rights Agreement entitles the stockholders that are parties thereto to certain rights with respect to the registration of shares of Common Stock for resale under the Securities Act.

Registrations.    Pursuant to the Registration Rights Agreement, after the IPO, all holders of unregistered shares of Common Stock who are subject to the Registration Rights Agreement can require the Issuer to register their shares in certain circumstances. In addition, at any time that the Issuer files a registration statement registering other shares, the holders of shares subject to the Registration Rights Agreement can require that the Issuer include their shares in such registration statement, subject to certain exceptions.

At any time on or after 180 days after the completion of the IPO, any holder of unregistered shares of the Common Stock who is party to the Registration Rights Agreement may request that the Issuer register up to one-third of the holder’s registrable securities in a resale registration statement. At any time on or after 365 days after the completion of the IPO, any holder of registrable securities may again require the Issuer to register up to an additional one-third of the holder’s registrable securities initially covered by the Registration Rights Agreement in the same manner as the initial resale registration was made. A similar demand right will be invocable by any holder with respect to its remaining registrable securities commencing 540 days after completion of the IPO. Upon any such request for registration, the Issuer would then be required to give notice of the requested registration to all other holders of registrable securities to allow such other holders to register up to one-third of their registrable securities on the same registration statement. Following the IPO, the Issuer may request in writing that J.P. Morgan Securities Inc. waive the registration waiting periods and registration volume limitations on resale registrations described in this paragraph. Upon or without such a request, J.P. Morgan Securities Inc., in its sole discretion and based upon its evaluation of market conditions, the historical trading activity and liquidity of the Common Stock and other considerations it deems relevant, may waive continued application of the registration waiting periods and registration volume limitations described in this paragraph. The Issuer requested that J.P. Morgan Securities Inc. waive the waiting period for the last one-third tranche of restricted shares with the effect of permitting us to register both the second and third tranche of restricted shares after February 14, 2007. On January 11, 2007, J.P. Morgan Securities Inc. granted this waiver. The Issuer’s Registration Statement on Form S-3 (No. 333-142361) filed with the Securities and Exchange Commission on April 25, 2007 covers the resale of all restricted shares subject to the Registration Rights Agreement.

If the Issuer at any time or from time to time proposes to register any of its securities under the Securities Act, other than in an initial public offering or registrations on Form S-4 or Form S-8, then all holders, or all former holders, of registrable securities, if such shares have not been previously registered, will be entitled to piggyback registration rights, allowing them to have their shares included in the registration. These piggyback registrations are subject to delay or termination of the registration in certain circumstances.

Postponements and limitations.    Under certain circumstances, the Issuer may postpone a registration if its board of directors determines in good faith that effecting such a registration or continuing the disposition of Common Stock would have a material adverse effect on the Issuer, or would not be in the Issuer’s best interests. Furthermore, the underwriters of the registration may, subject to certain limitations, limit the number of shares included in the registration.

Founders common stock.    The Registration Rights Agreement provides, until the third anniversary of the Registration Rights Agreement, that certain holders of the Common Stock, who originally purchased shares of common stock of EXCO Holdings II, Inc. (which was merged with and into EXCO Holdings Inc. on October 3, 2005) issued prior to October 3, 2005, or the “founders,” may only sell their Common Stock pursuant to an effective registration statement covering the resale of such founder’s shares and may not sell their shares pursuant to Rule 144 or any other exemption from registration or otherwise.

Amendments and waivers.    The provisions of the Registration Rights Agreement may not be amended, terminated or waived without the written consent of the Issuer, holders of a majority of the shares then held by the outside investors and holders of a majority of the shares then held by the management investors.

Holdback arrangements.    Upon entering into the Registration Rights Agreement, each holder of registrable securities agreed that, at the request of the sole or lead managing underwriter in an underwritten offering, it would not make any short sale of, loan, grant any option for the purchase of or effect any public sale or distribution, including a sale pursuant to Rule 144 under the Securities Act, of any registrable securities during the five days prior to, and the time period (up to 90 days) requested by the underwriter following an underwritten offering. The holders of registrable securities will be subject to these restrictions for 180 days following the effective date of the registration statement filed with respect to the IPO.

As part of the compensation arrangements for the board of directors of EXCO Holdings Inc., on October 5, 2005, Mr. Pickens was granted an option to acquire 50,000 shares of common stock of EXCO Holdings Inc. at an exercise price of $7.50 per share pursuant to a Nonqualified Stock Option Agreement. The option expires on October 5, 2015. The option vests in four equal annual installments, beginning on October 5, 2005. In connection with the merger of EXCO Holdings Inc. with and into the Issuer, the Issuer assumed the Nonqualified Stock Option Agreement, and the option to purchase shares of common stock of EXCO Holdings Inc. became an option to purchase an equal number of shares of common stock of the Issuer. All other terms of the Nonqualified Stock Option Agreement remain the same.

Except for the Registration Rights Agreement, the Joinder to the Registration Rights Agreement, the Nonqualified Stock Option Agreement and the Joint Filing Agreement attached hereto, there are no contracts, arrangements, understandings or relationships between the Filing Persons or any other person with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1.

Joint Filing Agreement, dated February 21, 2006, entered into by and among the Filing Parties, filed as an exhibit to the Schedule 13D filed with the SEC on February 21, 2006 and incorporated herein by reference.

Exhibit 2.

First Amended and Restated Registration Rights Agreement, by and among EXCO Holdings Inc. and the Initial Holders (as defined therein), effective January 5, 2006, filed as an Exhibit to the Issuer’s Amendment No. 1 to its Form S-1 (File No. 333-129935) filed on January 6, 2006 and incorporated by reference herein.

Exhibit 3.

Nonqualified Stock Option Agreement, by and between EXCO Holdings Inc. (EXCO Resources, Inc. as successor by merger) dated as of October 5, 2006, filed as an exhibit to the Schedule 13D filed with the SEC on February 21, 2006 and incorporated herein by reference.

Exhibit 4.	Joinder Agreement to Registration Rights Agreement, dated June 22, 2007, between EXCO Resources, Inc. and Thomas Boone Pickens, Jr., filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2007

BP EXCO HOLDINGS II LP

By:	BP EXCO Holdings GP, LLC, its general partner

	By:	/s/ THOMAS BOONE PICKENS, JR.
Thomas Boone Pickens, Jr.
Sole Member

BP EXCO HOLDINGS GP, LLC

	By:	/s/ THOMAS BOONE PICKENS, JR.
Thomas Boone Pickens, Jr.
Sole Member

/s/ THOMAS BOONE PICKENS, JR.
Thomas Boone Pickens, Jr.